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                            June 6, 2024

       Chuanbo Jiang
       Chief Executive Officer
       STAK Inc.
       Building 11, 8th Floor, No. 6 Beitanghe East Road,
       Tianning District, Changzhou, Jiangsu,
       People   s Republic of China, 213000

                                                        Re: STAK Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted May 24,
2024
                                                            CIK No. 0002002453

       Dear Chuanbo Jiang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 9, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cash Flows
       Six Months Ended December 31, 2023 and 2022
       Operating Activities, page 49

   1. Expand your disclosure to explain why your accounts receivable increased significantly in the six months ended
December 31, 2023 in relation to your revenues during this period.
                                                        Refer to Item
303(b)(1)(i) of Regulation S-K.
 Chuanbo Jiang
FirstName
STAK Inc. LastNameChuanbo Jiang
Comapany
June 6, 2024NameSTAK Inc.
June 6,
Page 2 2024 Page 2
FirstName LastName
Business, page 57

2. Your disclosure on page 44 identifies your strategic shift to allocate more resources towards research and development efforts for your new specialized oilfield equipment products as the factor in your decrease in revenue. Expand your business disclosure to discuss this strategic shift.
Related Party Transactions
Share Issuances in May 2023, page 88

3. Your disclosure herein indicates that these shares were issued in May 2023. However, your disclosure in Note 17 on page F-26 appears to indicate that these shares were issued in May 2024. Please advise or revise accordingly. In addition, your disclosures on page F-
         26 state that the issuance of these ordinary shares were on the same date (May 20, 2024)
         that you effected a one thousand-for-one subdivision of shares to shareholders. Please tell us why it appears that you issued and presented the issuance of these shares on a pre-split basis.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Lawrence S. Venick, Esq.